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                                                                     Exhibit 3.1


                           COMPANIES (JERSEY) LAW 1991

                            MEMORANDUM OF ASSOCIATION

                                       OF

                             WNS (HOLDINGS) LIMITED


1.       The name of the Company is WNS (Holdings) Limited.

2.       The Company is a public company.

3.       The Company is a par value company.

4. The authorised share capital of the Company is Pound Sterling 5,100,000 divided into:

         (a)      50,000,000 ordinary shares of 10 pence each; and

         (b) 1,000,000 preferred shares of 10 pence each (which may be issued is such class or classes as the directors may determine in accordance with the Articles of Association of the Company).

5. The liability of a member of the Company is limited to the amount unpaid (if any) on such member's share or shares.